INTERACTIVE STRENGTH INC.

1005 Congress Avenue, Suite 925

Austin, Texas 78701

February 12, 2025

VIA EDGAR

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Interactive Strength Inc.
Registration Statement on Form S-1
File No. 333-284788

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Requested Date: February 14, 2025

Requested Time: 4:30 p.m. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 of the Securities Act of 1933, as amended, Interactive Strength Inc. (the “Company”) hereby respectfully requests that the effective date of the above-captioned Registration Statement, as amended, be accelerated so that it will be declared effective at 4:30 p.m. Eastern Time on Friday, February 14, 2025, or as soon thereafter as possible.

Please contact our counsel, Steven Lipstein of Lucosky Brookman LLP at (732) 395-4416 with any questions you may have regarding this request. In addition, the Company requests that you kindly notify Mr. Lipstein by telephone when this request for acceleration has been granted.

* * * *

Very Truly Yours,

Interactive Strength Inc.

/s/ Trent A. Ward
Trent A. Ward
Chief Executive Officer